Skadden, Arps, Slate, Meagher & Flom llp
VIA EDGAR TRANSMISSION Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	ONE MANHATTAN WEST NEW YORK, NY 10001 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com September 29, 2022
FIRM/AFFILIATE OFFICES
-----------
BOSTON
CHICAGO
HOUSTON
NEW YORK
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
-----------
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

Attn:	Mr. Nicholas Nalbantian

Re:	FTAI Finance Holdco Ltd. Amendment No. 1 to Registration Statement on Form S-4 Filed September 14, 2022 File No. 333-266851

Dear Mr. Nalbantian,

On behalf of our client, Fortress Transportation and Infrastructure Investors LLC (“Our Client” or “FTAI”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 23, 2022 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 submitted by FTAI Finance Holdco Ltd. (a subsidiary of Our Client, the “Company” or “FTAI Finance”), to the Commission on September 14, 2022 (the “Amendment No. 1”).

Concurrently with the submission of this letter, the Company is submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 2. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 2.

* * * * *

Mr. Nalbantian
Securities and Exchange Commission
September 29, 2022

Amendment No. 1 to Form S-4 submitted September 14, 2022
Questions and Answers About the Special Meeting
Q. What are the conditions to completion of the merger?, page 9

1.
We note your response to comment 1 and reissue in part. Please elaborate on the impact the recapitalization will have on the public common stockholders of FTAI here or cross-reference to the disclosure that appears elsewhere in your prospectus. While we understand that each FTAI common share will be exchanged for one ordinary share in the Company, please elaborate the potential impact and process this exchange would have on public stockholders.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 10 of Amendment No. 2 to clarify the impact and process that the Holdco merger and recapitalization will have on public stockholders.

Beneficial Ownership of Securities
Post-Merger Security Ownership of Certain Beneficial Owners and Management of the Company, page 109

2.
We note your response to comment 15 and reissue in part. We understand that you believe the shares received by the Master GP would not be sufficiently material to include in the “Post-Merger Security Ownership of Certain Beneficial Owners and Management of the Company” table. However, please depict this ownership interest either in the footnote or in an appropriate place in your disclosure.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 111 of Amendment No. 2 to depict the Master GP’s beneficial ownership of Fortress Investment Group LLC.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  If you have any questions regarding this filing, please contact Michael Schwartz at (212) 735-3694.

Sincerely,

/s/ Michael J. Schwartz
Michael J. Schwartz
Skadden, Arps, Slate, Meagher & Flom LLP